April 16, 2020

Steven A. Michaels
Chief Financial Officer
Aaron's Holdings Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, Georgia 30339-3182

       Re: Aaron's Holdings Company, Inc.
           Registration Statement on Form S-4
           Filed April 13, 2020
           File No. 333-237657

Dear Mr. Michaels:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Robert J. Leclerc